Mail Stop 3561

September 7, 2006

Mr. Jeffrey N. Boyer
President and Chief Financial Officer
Michaels Stores, Inc.
8000 Bent Branch Drive
Irving, TX 75063

                Re: Michaels Stores, Inc.
                        Form 10-K for Fiscal Year Ended January 28, 2006
                        Filed March 30, 2006
                        Form 10-Q for Fiscal Quarter Ended April 29, 2006
                        Filed June 13, 2006
                        File No. 1-9338

Dear Mr. Boyer:

        We have reviewed your response letter dated September 1,
2006 and have the following additional comments. Where indicated,
we
think you should revise your documents in response to these
comments.
If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be
as
detailed as necessary in your explanation.
In some of our comments we may ask you to provide us with
information
so we may better understand your disclosure. After reviewing this
information we may raise additional comments.

Form 10-K for Fiscal Year Ended January 28, 2006

Merchandise Inventories, page 30

1. We note your response to our prior comment 1.   Your
description
of the inventory change suggests it was a change in estimate. If
so,
please explain why you do not believe the disclosure required by
paragraph 33 of APBO no. 20 is necessary. You state you are now
using a new estimated period of benefit based on total inventory
turnover for vendor allowances and that you have changed your
estimate for deferral and recognition of non-distribution center
costs. Your changes would appear to affect future periods. If
the
changes will not affect future periods, please disclose this fact
and

explain to us your basis for that position. On a related point,
the
non-cash charge of $15 million after tax recorded in 2005 is over
10%
of net income and earnings per share for 2005. Please explain how
you were able to conclude under SAB 99 that the impact of over 10%
to
net income in the 2005 financial statements was not material. If
you
cannot conclusively demonstrate immateriality under SAB 99, you
should amend your filing to revise your disclosures accordingly.
2. We also note you state that only $7 million (5.3% of net
income)
of the $15 million charge relates to 2005. A change in estimate
is
accounted for in the period of change if the change affects that
period only or the period of change and future periods. Your
reference to the remaining $8 million relating to a prior
period(s)
suggests that a correction of an error may have been recorded in
the
current period. Please advise what consideration was given to
treating such change as a correction of an error as opposed to a
change in estimate. Please be detailed in your analysis. If you
relied on SAB Topic 5:F, please show us how you determined amounts
relating to prior periods were not material. On a related point,
please also explain to us how you concluded the $8 million, net of
tax, charge recorded in 2004 for rent expense and tenant
allowances
was not material to 2004 under SAB Topic 5:F.   Please ensure your
response on this point addresses any implications of a portion of
the
2005 charge relating to prior periods. We may have further
comment.

        As appropriate, please amend your filing and respond to
these comments within 10 business days or tell us when you will
provide us with a response. You may wish to provide us with
marked
copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed letters
greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our
comments.

        You may contact Ta Tanisha Henderson, Staff Accountant,
at
(202) 551-3322, or in her absence, Donna Di Silvio at (202) 551-
3202
if you have questions regarding comments on the financial
statements
and related matters. Please contact me at (202) 551-3849 with any
other questions.

                                        Sincerely,

James Allegretto
Senior Assistant
Chief
Accountant

Mr. Jeffrey N. Boyer
Michaels Stores, Inc.
September 7, 2006
Page 2